Exhibit 8.1

THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

September 10, 2013

Board of Directors
Black Rock Petroleum Company
1361 Peltier Drive
Point Roberts, Washington   98281

RE:	Black Rock Petroleum Company

Gentlemen:

Please be advised that I represent Black Rock Petroleum Company (the “Company”).  Starflick.com, a Nevada corporation intends to distribute 120,850,000 shares of the Company’s common stock to shareholders of Starflick.com as a spin-off.  The 120,850,000 shares of common stock being so spun off constitute all of the shares of common stock the Company owned by Starflick.com.

This opinion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), applicable treasury regulations there under, judicial decisions and current administrative rulings as in effect on the date of this transfer. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the IRC and does not address any aspect of state, local, foreign or other taxation.

The distribution of the Company’s common stock held by Starflick.com to its stockholders of record will qualify for nonrecognition of gain pursuant to IRC section 355 for all qualified U.S. persons. A U.S. person is defined in the IRC as a citizen or resident of the United States or a domestic corporation. Pursuant to IRC section 367 for stock distributed to foreign shareholders, Starflick.com will recognize gain (but not loss) on the distribution measured by the fair market value of the stock distributed minus the cost basis of the shares reflected on Starflick.com’s balance sheet. Because the distribution qualifies for nonrecognition under IRC section 355, each shareholder (domestic or foreign) shall be considered to have received stock in a distribution qualifying for nonrecognition under IRC section 355, even though Starflick.com may recognize gain on the distribution to foreign shareholders. The basis of the Company in the hands of the shareholders will be the basis determined under IRC section 358 without any increase for any gain recognized by FASC on the distribution.

I consent to filing this opinion as an exhibit to the Company’s Form S-1 registration statement.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak